SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D
                         Under the Securities Exchange Act of 1934

                                   (Amendment No. ___)*

American Community Property Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02520N106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D
CUSIP Number:  02520N106
Page 21 of 10

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  277,400

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  277,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  277,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware Limited Liability Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  277,400

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  277,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  277,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.4%

14.      TYPE OF REPORTING PERSON*
                  OO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  279,400

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  279,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  279,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.4%

14.      TYPE OF REPORTING PERSON*
                  IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock (the "Common Stock") of American Community Properties Trust (the "Issuer"). The Issuer's principal executive office is located at 222 Smallwood Village Center, St. Charles, MD 20602.

ITEM 2.  Identity and Background

     (a)-(c) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons"). Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Robert L. Chapman, Jr. each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     Chap-Cap, Chapman Capital and Robert L. Chapman, Jr.'s business address is Citicorp Center, 23rd Floor, 725 S. Figueroa Street, Los Angeles, California 90017.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,246,520.00

ITEM 4.  Purpose of Transaction


         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         Robert L. Chapman Jr. has spoken extensively with management of the Issuer regarding the possibility of, or seeking to influence the management of the Issuer with respect to, business strategies, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. In particular, Mr. Chapman seeks the partial or full liquidation of the Issuer's assets, which, after the repayment of all liabilities associated with the Issuer and its assets, Mr. Chapman believes would result in residual liquidation value to common shareholders in excess of $15.00 and possibly as high as $25 per share. Such estimate of residual value is based on an appraisal conducted by Robert A. Stanger & Company in association with the Issuer's spinoff from Interstate General Company L.P. in October 1998. It is Mr. Chapman's belief that since the time of such appraisal, the Issuer's assets have, as a whole, appreciated significantly based on the development and positive investment environment for those assets.

         The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.  Interest in Securities of the Issuer

         (a) Together, the Reporting Persons beneficially own a total of 279,400 shares of Common Stock constituting 5.4% of all of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

         (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                              Approximate Price
                                                 per Share
                                Amount of      (inclusive of
Date          Security        Shares Bought     commissions)

02/09/00       Common             3,200           $3.17
02/17/00       Common             4,700           $3.29
02/18/00       Common             3,300           $3.29
02/22/00       Common               200           $3.29
02/24/00       Common             3,200           $3.29
03/15/00       Common             7,800           $3.45
03/20/00       Common            25,800           $3.53
03/24/00       Common               200           $3.53
03/27/00       Common               400           $3.45

                                              Approximate Price
                                                 per Share
                               Amount of       (inclusive of
Date          Security        Shares Sold       commissions)

03/24/00       Common             8,500           $3.30

         The above transactions were effected by the Reporting Persons on the American Stock Exchange.

         Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement

        Exhibit B - Letter from Chapman Capital L.L.C. to Issuer dated 3/30/2000

                                        SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 30, 2000


                             CHAP-CAP PARTNERS, L.P.

                           By: Chapman Capital L.L.C.,
                                 as General Partner


                           By: /s/ Robert L. Chapman, Jr.
                                   Robert L. Chapman, Jr.
                                   Managing Member


                             CHAPMAN CAPITAL L.L.C.


                             By: /s/ Robert L. Chapman, Jr.
                                     Robert L. Chapman, Jr.
                                     Managing Member


                                 /s/ Robert L. Chapman, Jr.
                                     Robert L. Chapman, Jr.

                                         EXHIBIT A

                                  JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of American Community Property Trust dated March 30,2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  March 30, 2000

                             CHAP-CAP PARTNERS, L.P.

                           By: Chapman Capital L.L.C.,
                               as General Partner


                           By: /s/ Robert L. Chapman, Jr.
                                   Robert L. Chapman, Jr.
                                   Managing Member


                             CHAPMAN CAPITAL L.L.C.


                             By: /s/ Robert L. Chapman, Jr.
                                     Robert L. Chapman, Jr.
                                     Managing Member


                                 /s/ Robert L. Chapman, Jr.
                                     Robert L. Chapman, Jr.

                                     [OBJECT OMITTED]



Robert L. Chapman, Jr.
Managing Member



                                                          March 30, 2000



Mr. J. Michael Wilson
Chairman, CEO
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD  20602
Phone:  (301) 870-6632

Via Airborne Express:

Dear Mr. Wilson,

     Over the past several years, Chapman Capital L.L.C., as general partner of Chap-Cap Partners, L.P., has invested more capital into the shares of American Community Properties Trust (ACPT) than any other shareholder. Despite the fact that ACPT's predecessor Interstate General Company L.P. was (and continues to be) headed by your father who at the time of our original investment was a four-count convicted felon (by a jury of his peers after only 15 hours of deliberation in a U.S. District Court, under Section 404 of the federal Clean Water Act violations that landed him an un-served 21-month prison sentence), I included your family's ownership position and apparent efforts to increase shareholder value among the valid reasons to invest in a highly-undervalued microcap company. Unfortunately, it now appears that the restructuring's true motive may have been aimed at promoting Wilson family nepotism and furthering lucrative related-party transactions mentioned in your SEC filings.

     Specifically, on December 19, 1996 IGC announced that its effective Board of Directors had "determined to pursue the development and implementation of a plan to restructure the publicly-traded partnership in order to enhance Unitholder value." The plan called for "placing the company's multi-family apartment assets into a publicly traded Real Estate Investment Trust (REIT) where their value can be more clearly evaluated, and disposing of land development assets that require substantial additional capital investment, which IGC found difficult to obtain." IGC CEO Jim Wilson proclaimed at the time "The Board's purpose in approving this plan is to enhance Unitholder value as quickly as possible. It is clear that our assets are being undervalued by the market in our current structure." The 1998 Restructuring proxy statement further encouraged Unitholders that "management of IGC and ACPT believe that the combined trading price of the Common Shares and the IGC Units after the Distribution will exceed the trading price of the IGC Units prior the Distribution."

     Almost two and one half years later, "Unitholders" owning IGC and its spinoff APCT are left with anything but "enhanced" value. In fact, the combined value of our investment has fallen by approximately 40% since your forecast of an appreciation in blended value (cited above). Moreover, all IGC holders unfortunate enough to have maintained their positions in the Equus Gaming spinoff have lost close to 80% of their investment. Between ACPT's failed efforts to raise $35 million in convertible preferred shares and its July 2, 1999 announcement that its American Rental Properties subsidiary will not be eligible for REIT tax status prior to 2004, management's "work" seems to be compounding strategic blunder on Wilson-family plunder. Indeed, it seems that the only group earning any positive return from their association with IGC-related entities are the Wilson family and closely-associated parties.

     You have continually claimed to be taking steps to make ACPT more attractive to institutional investors. The 1998 Restructuring proxy statement predicted that "enlarging the group of potential investors for ACPT Common Shares should produce a more liquid market than currently exists for IGC Units." Later in your July 2, 1999 mea culpa disclosure of REIT status disqualification, you stated "the primary purpose of the 1998 restructuring that led to ACPT's formation was to create an investment vehicle ... eligible for investments by pension trusts and mutual funds."

     Yet, as your largest non-Wilson family partner in ACPT, Chapman Capital L.L.C.'s Chap-Cap Partners, L.P. can definitively label your behavior as "investor-unfriendly." Our group has recorded time lapses of as long as one year of delay in return phone calls from you, even after daily follow-up messages were left with your secretary. Recently, ACPT president Edwin Kelly (who is being paid $275,000 per year by ACPT's shareholders) has joined the obstruction parade, returning our three-phone messages-per-day efforts only after an outrageous three-week delay. Another large ACPT shareholder, Leeward Investments, has informed us that it too is highly dissatisfied with your performance and lack of communication. Making matters even more suspicious, we have been informed by numerous prospective institutional investors that their calls to management have never been returned. How do you expect to grow institutional interest in ACPT while maintaining this kind of irresponsive and insulting behavior towards Wall Street and the other institutional investors you claim to be courting? Could it be that your true motive is to tacitly dissuade institutional demand for ACPT shares so that the Wilson family can attempt a low-ball, single-digit per share buyout offer for the public shares at some point in the future?

      In addition to the above "radio silence" with Wall Street, non-Wilson family executive departures at IGC have also troubled existing and prospective investors in ACPT for some time. Starting with the June 18, 1996 departure of IGC COO Gregory Kreizenbeck and CFO John Hans soon thereafter, the Wilson family has developed an alarming pattern of executive turnover. In January 1998, Jorge Colon Nevares resigned as a director of IGMC, being replaced by Thomas Shafer (who earns $30,000 per year in consulting fees). Recently, we discovered that Benjamin Poole, who is listed as CFO of IGC in its documents and public filings (and who your administrative staff continues to claim is active in that position), is in fact no longer an officer at IGC and instead is working as an independent consultant out of his home as of mid-March. In summary, to your credit IGC has lost two CFOs, a COO and a key director over the past several years, further damaging IGC and affiliate ACPT's reputation.

     In the 1998 Restructuring, non-REIT qualifying assets (primarily undeveloped land) were acquired by "Wilson family entities". Chapman Capital now questions whether those transactions were in fact arms length, and exactly what kind of auction process was utilized to ensure that IGC and APCT holders received the highest price available in the market at the time of sale. IGC's partnership agreement required that all transactions between IGC and the Wilson family be supported by asset appraisals, yet we have not been able to find evidence that such transactions were supported by an auction-style sale process. Chapman Capital would also be interested in obtaining details of your personal involvement in the June 30, 1997 purchase of 374 acres from ACPP for $3,000,000.00 (requiring you to provide a mere 20% down payment) and your personal involvement in the April 1, 1996 purchase of a note receivable for $1,279,000 from ACPP.

     In addition, Chapman Capital is interested in discovering the composition of the > $4.5 million in "general and administrative" expenses (based on the most recent Form 10-Q filing for the nine months ending September 30, 1999), an amount which consumed two-thirds of APCT's rental property revenues in the third quarter. At best this enormous cash outflow represents egregious inefficiencies in managing the company (particularly in collecting management fees and notes receivable), precluding the required distribution to shareholders of 45% of taxable income as so little , if any, income remains. In fact, I am confident that your public shareholders would be very interested to see exactly how many APCT dollars are flowing into the hands of Wilson family entities, whether labeled as incentive fees, $500,000 in consulting fees to your father, management fees, distributions from unconsolidated partnerships, cost of sales-community development, purchases of minority interests or any other category of related-party transactions. Your shareholders have a legal right to such information, and given your father's background with the legal system and ACPT's never-ending water/sewer litigation with Charles County, I am confident your father would feel at-home in a scenario where those facts underwent discovery.

     In association with the 1998 Restructuring of IGC (and creation of ACPT), an appraisal of ACPT's assets was commissioned. By the company's own calculation, as of December 31, 1996 the Net Asset Value (NAV) per share of ACPT was estimated to be just under $21.00, or almost 6 x the current stock market price of ACPT's shares (American Stock Exchange, 3/30/2000 price of $3 5/8 per share). Since those appraisals by Robert F. McCloskey Associates (LDA's Parque Escorial's saleable land, representing < 50% of its total acreage, at $35.9 MM in 12/1996; Canovanas at $6.1 MM as of 6/1995), Smail Associates (Smallwood, Westlake Village, Wooded Glen, and Piney Reach in St. Charles at $40.4 MM as of 12/1996), James B. Hooper, P.A. (Fairway Village in St. Charles at $23.2 MM as of 5-10/1997), and by various parties for American Housing, American Management and other interests, the real estate market in ACPT's areas of concentration have been vibrant. Appreciation of 5-10% per year on average could be considered conservative given the rate of real estate inflation experienced nationwide since the mid 1990s. Based on the initial appraisals plus appreciation thereon, Chapman Capital estimates an appraisal conducted today would assign a NAV of over $25 per ACPT share as of year end 1999.

     To escape any accusation that this letter offers much criticism without proffering a solution, I will address that area now. ACPT is a partnership whose structure is similar to a closed-end real estate fund. On Wall Street, when individuals who understand their fiduciary duties manage this type of fund, either major repurchase programs are instituted (which by definition accrete to NAV/share) or a full liquidation is instituted. Recently, both Baker, Fentress & Company (NYSE: BKF) and Corporate Renaissance Group (NASDAQ: CREN) adopted and executed plans to increase shareholder value by selling substantially their entire portfolios of investments and distributing the net proceeds to shareholders. James Gorter, the highly-regarded chairman of the board of BKF, said, "For some time, the board of directors has been concerned about the persistent, large discount at which Baker Fentress shares have traded in the market. After thoughtful deliberation over several months, the board has concluded that the proposed plan is the best way to maximize returns to our shareholders. The distribution of cash from the liquidation of the Company's publicly-traded portfolio will allow shareholders to reinvest the proceeds in other investment alternatives ...".

     A partial or full liquidation of ACPT is clearly the most efficacious means to maximizing shareholder value, or at a minimum dramatically narrowing the 85% discount to estimated NAV/share. The U.S. and Puerto Rican real estate arenas are clearly "seller's markets," allowing a restructuring involving the sale of the company's appreciated properties to pay reduce debt and to pay shareholders a special dividend immediately thereafter. At this point, APCT is not paying a consistent dividends of any kind reflecting realized gains on its assets, and its shareholders outside of the Wilson family are not on the company payroll or consulting-fee gravy train. Thus, the only reward we can receive is through the common shares' appreciation, a responsibility entrusted to the executive management team that has failed to accomplish it. Unfortunately, you shirked your responsibility and betrayed our trust by failing to achieve any reasonable share price appreciation for several years now.

     Chapman Capital L.L.C. seriously questions the integrity and dedication to shareholder interests of the Wilson family. While the proxy statement for the 1998 Restructuring warned that "members of the Wilson family will be able to exert substantial control over votes on matters affecting ACPT ... [which] is subject to other conflicts of interest arising out its relationships with ... members of management and their affiliates," never in our worst nightmares did we envision the extent to which "certain decisions by these parties may have an adverse effect on the interests of shareholders." If the Trustees desire to continue running ACPT as a real-life version of Monopoly whereby a 32-year old graduate of Manhattan College in the Bronx and former bank loan administrator is named CEO by his father, then I strongly suggest you take the company private, wherein underserved, nepotistic practices are not scrutinized.

     ACPT's stated business objective is "to maximize Shareholder value by investing, holding and developing assets that will generate cash for distribution to Shareholders." Having received a grand total of 5c in distributions since the 1998 Restructuring, it is fair to say that you have failed in accomplishing this objective. Chapman Capital is perplexed by your cognitive dissonance relating to losing REIT status as well: the 1998 Restructuring proxy statement noted "Treatment of American Rental as an association taxable as a corporation ... would have a significant adverse effect on the value of the Common Shares," whereas you claimed on July 2, 1999 that "American Rental's inability to comply with REIT requirements will not have a material effect on ACPT's financial condition." While Leeward's Mr. Von der
Porten appears willing to passively subject his investors to significantly underperforming investments like that of ACPT, Chapman Capital will not idly stand by and watch the Wilsons treat ACPT like a private family company. As ACPT is essentially a partnership, Chap-Cap Partners are your partners, and until such time as that is no longer the case, we demand that the Board of Trustees take actions to compel you to treat them as such.

                                                          Very truly yours,

                                                          Robert L. Chapman, Jr.

                    EXHIBIT: RELATED PARTY DEALINGS OF ACPT

Certain officers, directors and a general partner, IBC, of IGC and certain officers and trustees of the Company have ownership interests in various entities that conducted business with the Company during the last two years. In addition, the Company transacts business with substantially all of its non-consolidated subsidiaries. The financial impact of the related party transactions on the accompanying financial statements are reflected below:


================================================================================

CONSOLIDATED STATEMENT OF INCOME:
================================================================================
================================================================================

                                  Nine Months Ended         Three Months Ended
================================================================================
================================================================================

                                     September 30,             September 30,
================================================================================
================================================================================

                                   1999        1998           1999       1998
================================================================================
================================================================================

Community Development - Land Sales (A)
================================================================================
================================================================================

Homebuilding joint venture       $ 1,488     $ 1,179        $ 415      $ 559
================================================================================
================================================================================

================================================================================
================================================================================

Cost of Land Sales
================================================================================
================================================================================

Homebuilding joint venture      $ 1,182       $ 936        $ 323      $ 446
================================================================================
================================================================================

================================================================================
================================================================================

Management and Other Fees (B)
================================================================================
================================================================================

Unconsolidated subsidiaries     $ 1,554     $ 1,717        $ 519    $ 510
================================================================================
================================================================================

Affiliate of IBC, general
partner of IGC                     265         261           93       78
================================================================================
================================================================================

Affiliate of James Michael
Wilson, trustee, former IGC
================================================================================
================================================================================

Director, Thomas B. Wilson,
trustee, former IGC director,
================================================================================
================================================================================

and James J. Wilson,
 IGC director                      123         118           43       41
================================================================================
================================================================================

Affiliate of James Michael Wilson,
trustee, former IGC
================================================================================
================================================================================

Director, Thomas B. Wilson,
 trustee, former IGC director,
================================================================================
================================================================================

James J. Wilson, IGC director,
and an Affiliate of IBC,
================================================================================
================================================================================

General partner of IGC             47          62           15       22
================================================================================
================================================================================

                              $ 1,989     $ 2,158        $ 670    $ 651
================================================================================
================================================================================

Interest and Other Income
================================================================================
================================================================================

Unconsolidated subsidiaries    $ 163        $ 42         $ 59     $ 18
================================================================================
================================================================================

Affiliate of IGC former
 director                        296          97          264       40
================================================================================
================================================================================

                               $ 459       $ 139        $ 323     $ 58
================================================================================
================================================================================

General and Administrative
 Expense
================================================================================
================================================================================

Affiliate of IBC,
 general partner of IGC (C1)   $ 245       $ 246         $ 84     $ 84
================================================================================
================================================================================

Reserve additions and other
write-offs-
================================================================================
================================================================================

Affiliate of IBC,
general partner of IGC  (B1)       -       (109)            -    (225)
================================================================================
================================================================================

Unconsolidated
subsidiaries            (B)      14          15            5        5
================================================================================
================================================================================

Reimbursement to IBC for ACPT's share of
================================================================================
================================================================================

J. Michael Wilson's salary       68          68           23       23
================================================================================
================================================================================

Reimbursement of
 administrative costs-IGC (C6)  (87)           -         (20)        -
================================================================================
================================================================================

James J. Wilson,
 IGC director       (C3,C5)     375          43          125        -
================================================================================
================================================================================

Thomas J. Shafer,
 trustee             (C2)       23          20            8        8
================================================================================
================================================================================

                             $ 638       $ 283        $ 225   $ (105)
================================================================================
================================================================================

Interest Expense
================================================================================
================================================================================

Unconsolidated subsidiaries  $ 17         $ -          $ -      $ -
================================================================================
================================================================================

IGC              (C4)         173         171           47       57
================================================================================
================================================================================

IBC, general partner
of IGC                        -           8            -        8
================================================================================
================================================================================

                           $ 190       $ 179         $ 47     $ 65
================================================================================

================================================================================

BALANCE SHEET IMPACT:
================================================================================
================================================================================

                                 Increase                      Increase
================================================================================
================================================================================

                        Balance      (Decrease)      Balance       (Decrease)
================================================================================
================================================================================

                     September 30,   in Reserves   December 31,   in Reserves

================================================================================
================================================================================

                        1999            1999           1998           1998
================================================================================
================================================================================

Assets Related to
Rental Properties
================================================================================
================================================================================

Receivables, all
 unsecured and due
================================================================================
================================================================================

on demand-
================================================================================
================================================================================

Unconsolidated
 subsidiaries  (C8)    $ 3,389          $ 14         $ 2,646          $ 19
================================================================================
================================================================================

Affiliate of IBC,
general partner of IGC   (33)             -              84         (110)
================================================================================
================================================================================

Affiliate of James
Michael Wilson, trustee,
================================================================================
================================================================================

Former IGC director and
James J. Wilson,
================================================================================
================================================================================

IGC director              21             -               7             -
================================================================================
================================================================================

                       $ 3,377          $ 14         $ 2,737        $ (91)
================================================================================
================================================================================

Assets Related to Community Development
================================================================================
================================================================================

Notes receivable and accrued
interest-
================================================================================
================================================================================

Affiliate of a former
IGC director,            Interest P+1%
================================================================================
================================================================================

Secured by land          Paid
================================================================================
================================================================================

                         September 1,
================================================================================
================================================================================

                     1999 (A1)     $ -         $ -         $ 1,970          $ 43
================================================================================
================================================================================

Other Assets
================================================================================
================================================================================

Receivables - All unsecured
================================================================================
================================================================================

Affiliate of IBC, general partner
================================================================================
================================================================================

of IGC, and Thomas B. Wilson
================================================================================
================================================================================

Trustee, former
 IGC director         Demand   $ (8)           $ -             $ 5           $ -
================================================================================
================================================================================

IBC, general
 partner of IGC      Demand    (113)             -              32             -
================================================================================
================================================================================

IGC                               9              -              98             -
================================================================================
================================================================================

                             $ (112)           $ -           $ 135           $ -
================================================================================
================================================================================

Liabilities Related to
Community Development
================================================================================
================================================================================

Notes payable
================================================================================
================================================================================

IGC                (C4)      $ 7,986           $ -         $ 7,500           $ -
================================================================================
================================================================================

================================================================================
================================================================================

Other Liabilities
================================================================================
================================================================================

IGC                (C7)      $ 2,226           $ -         $ 2,188           $ -
================================================================================
================================================================================

Affiliate of IBC,
general partner of
 IGC               (C1)          107             -              18             -
================================================================================
================================================================================

                             $ 2,333           $ -         $ 2,206           $ -
================================================================================


Other transactions with related parties are as follows:

(1) The Company rents executive office space and other property from affiliates both in the United States and Puerto Rico pursuant to leases that expire through 2005. In management's opinion, all leases with affiliated persons are on terms no less favorable than those available to unaffiliated persons for comparable property.

(2)      ACPT pays Mr. Shafer consulting fees of $2,500 per month.

(3) James J. Wilson, as a former partner of IGP, was entitled to priority distributions made by each housing partnership in which IGP is the general partner up until the Distribution Date. If IGP received a distribution which represents 1% or less of a partnership's total distribution, Mr. Wilson received the entire distribution. If IGP received a distribution which represents more than 1% of a partnership's total distribution, Mr. Wilson received the first 1% of such total.

(4) Pursuant to the terms of IGC's restructuring, IGC retained a note receivable due from LDA. In addition to the portion of interest incurred on this note payable to IGC that was expensed, interest costs of $327,000 and $371,000; $122,000 and $122,000 were allocated to land development and capitalized in the first nine and three months of 1999 and 1998, respectively.

(5) Fees paid to James J. Wilson pursuant to a consulting and retirement agreement. Effective October 5, 1998, the consulting agreement provides for annual cash payments for the first two years of $500,000 and annual cash payments for eight years thereafter of $200,000. At Mr. Wilson's request, these payments are made to IGC.

(6) During the transition period after the Distribution, the Company provided land development, accounting, tax, human resources, payroll processing and other miscellaneous administrative support services to IGC. After the transition period, ACPT has agreed to continue to provide human resources, payroll processing and tax services to IGC on a cost reimbursement basis.

(7) Reflects ACPT's obligation to reimburse IGC for the taxes that were generated by Puerto Rico source income prior to the Distribution date. This obligation accompanied the Puerto Rico assets that were transferred to ACPT during IGC's restructuring.

(8) The Company has provided working capital and completion advances to the two projects that are undergoing condominium conversion. These advances will be repaid over the next year as the condominiums close. The outstanding balances of these advances as of September 30, 1999 and December 31, 1998 were $2,682,000 and $1,885,000, respectively.